Field Support Center

August 15, 2006

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549-4561

Re:	United Stationers Inc.
Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 6, 2006
Forms 10-Q for Fiscal Quarter Ended March 31, 2006, Filed May 8, 2006 and June 30, 2006, Filed August 7, 2006
Forms 8-K, Filed February 17, 2006 and May 5, 2006 and August 3, 2006

Dear Ms. Collins:

On behalf of United Stationers Inc. (together with its consolidated subsidiaries, the “Company”), I am submitting the following correspondence requesting additional time to reply to your letter dated August 9, 2006, to Richard W. Gochnauer (the “Letter”).  Specifically, the Company is requesting permission to have its response to the Letter uploaded via Edgar on or before Monday, September 20, 2006.  The additional time is necessary given several competing priorities, including current timing of our normal accounting close process, peak Sarbanes-Oxley 404 testing and other significant ongoing Company commitments.

If you need further information or wish to discuss this request, please feel free to contact me at your convenience by telephone at (847) 627-2321 or by fax at (847) 627-7321.

Thank you,

/s/  Kathleen S. Dvorak

Kathleen S. Dvorak

Senior Vice President and Chief Financial Officer

cc: Pat Gilmore

One Parkway North Boulevard — Suite 100 • Deerfield, IL  60015-2559

847/627.7000